Mail Stop 3561

      	January 25, 2006


Via U.S. Mail

John A. Hupalo
The National Collegiate Funding LLC
800 Boylston Street, 34th Floor
Boston, MA  02199-8157

Re: 	The National Collegiate Funding LLC
	Amendment no. 2 to Registration Statement on Form S-3
	Filed January 10, 2006
	File No. 333-128413

Dear Mr. Hupalo:

      We have limited our review of your filing for compliance with
Regulation AB. Please further note that our limited review only covers the issues that we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to our prior comment 1 and that you will file all agreements as soon as practicable after a transaction closes.
Please confirm that you will file your agreements as promptly as possible and be in compliance with 1934 Act reporting requirements.



Prospectus Supplement
Summary of Terms, page S-2
2. We are still considering your responses to our prior comments 3 and
4 and may have further comment.

Non-offered Securities, page S-4
3. We note your response to our prior comment 5 and your revision. It appears to us that the A-IO certificates are offered certificates too.
Please clarify this here as well.

Base Prospectus

Reports to Securityholders, page 69
4. We note your response to our prior comment 18. Your servicing agreement should be updated to comply with Regulation AB and Item 1122. For instance, we note section 5.7 of your servicing agreement with PHEAA filed as Exhibit 10.4.  Refer to Exchange Act Rule 15d-
18
and Item 1122 of Regulation AB. Please provide us with a copy of an updated agreement, marked to show changes to comply with Regulation
AB.

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3210 with any other questions.

      	Regards,



      	Susan Block
      	Attorney-Advisor

cc:	Lauris G.L. Rall, Esq.
	Thacher Proffitt & Wood LLP
	Fax:  (212) 912-7751

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John A. Hupalo
The National Collegiate Funding LLC
January 25, 2006
Page 1